Room 4561

April 27, 2010

Dennis Harkins
President, Chief Financial Officer and Secretary
Zanett, Inc.
635 Madison Avenue, Floor 15
New York, NY 10022

> **Re: Zanett, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 20, 2010**
> **File No. 001-32589**

Dear Mr. Harkins:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 2. Approval of the Rockport Investments Ltd. Financing Transaction

Purpose and Background, page 20

1.   You disclose that the Board believes that it is in the best interests of the company to enter into the Rockport Transaction because it would, among other things, increase the opportunities for the company to obtain more favorable terms for the refinancing of its senior credit facility, which matures in June 2010. Please tell us and consider expanding your disclosure to clarify why you believe this financing transaction would result in more favorable terms and whether this transaction is part of a plan, arrangement or understanding to refinance the credit facility with Bank of America, N.A.

Description of the Rockport Transaction, page 20

2.　　It appears that approval of Proposal No. 3 is necessary in order to satisfy certain terms of the Term Debt-Convertible Debt Exchange Agreement with Rockport. For instance, it appears that Rockport will not have the right to vote on all matters submitted to a vote of shareholders of the company unless Proposal No. 3 is approved by shareholders. To the extent this is true, please revise your description of the Rockport Transaction to clarify this. In addition, please include a discussion of any material consequences to the company if Proposal No. 3 or Proposal No. 4 is not approved by shareholders including, but not limited to, any payments that must be made by the company.

Proposal No. 3. Amendments to the Company's Certificate of Incorporation

3.　　Proposal No. 3 appears to contain two separate proposals related to the issuance of the convertible note -- increasing the number of authorized shares of common stock, and conferring on the convertible note holder the power to vote. It appears that shareholders should be afforded a separate opportunity to vote on each matter presented. See Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1). Please revise your disclosure to present these proposals separately and revise your proxy card so that it provides separate boxes for shareholders to approve, disapprove, or abstain with respect to each of the two proposals. Also, if the two proposals are cross-conditioned upon one another, please clarify this in the disclosure. If you conclude that it is not necessary to present these proposals separately, please tell us why.

Purposes of the Amendment, page 24

4.　　Disclose the number of common shares currently outstanding, the number of common shares currently reserved for issuance, and the number of common shares that are currently available for issuance.

Vote required for Approval, page 27

5.　　It appears that implementation of Proposal No. 3 is conditioned upon shareholder approval of Proposal No. 4. If true, please revise your disclosure in the proxy statement to reflect that the proposals are cross-conditioned upon one another, such that one will not pass unless the other does. Please also include a proxy card that indicates whether any of the proposals are cross-conditioned upon one another. We also note that you have omitted a proxy card with the filing. See Exchange Act Rule 14a-4(a)(3).

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As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel